15027218

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 24 2015
REGISTRATIONS BRANCH
17

| SEC FILE NUMBER |
|---|
| 8-39465 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 05/01/2014 (MM/DD/YY) AND ENDING 04/30/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.A. Glynn Investments LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9841 Clayton Road
(No. and Street)

| St. Louis | MO | 63124 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah W. Mertz 314-997-1277
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler Huber & Helm LLP
(Name – *if individual, state last, first, middle name*)

| 800 Market Street Suite 500 | St. Louis | MO | 63101 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Norman B. Conley III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. A. Glynn Investments LLC, as of April 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Marigold Black

Notary Public

MARIGOLD BLACK
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis City
My Commission Expires: Dec. 21, 2015
Commission #11459046

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# J.A. Glynn Investments, LLC

# Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

**April 30, 2015**

J.A. Glynn Investments, LLC

April 30, 2015

## Table of Contents

ANDERS
CPAs + ADVISORS

**Report of Independent Registered Public Accounting Firm**

Member
J.A. Glynn Investments, LLC
St. Louis, Missouri

We have audited the accompanying statement of financial condition of J.A. Glynn Investments, LLC (a Missouri corporation) as of April 30, 2015, and the related notes to the financial statement. J.A. Glynn Investments, LLC's management is responsible for the financial statement. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of J.A. Glynn Investments, LLC as of April 30, 2015, in accordance with accounting principles generally accepted in the United States of America.

Anders Minkler Huber & Helm LLP

June 5, 2015

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

J.A. Glynn Investments, LLC

Statement of Financial Condition

April 30, 2015

## Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 1,212,458 |
| Securities owned, at fair value | | 240,409 |
| Deposit with clearing organization | | 100,000 |
| Receivables from affiliates | | 161,450 |
| Accounts receivable | | 23 |
| Other assets | | 25,810 |
| Total assets | $ | 1,740,150 |

## Liabilities and Member's Equity

| | | |
|---|---|---|
| Liabilities | | |
| Due to affiliates | $ | 7,348 |
| Accounts payable and accrued expenses | | 113,149 |
| Total liabilities | | 120,497 |
| Commitments and contingencies | | - |
| Member's equity | | 1,619,653 |
| Total liabilities and member's equity | $ | 1,740,150 |

*See accompanying notes to financial statement.*

J.A. Glynn Investments, LLC

Notes to Financial Statement

April 30, 2015

## Note 1 - Nature of Operations and Basis of Presentation

Nature of Operations

J.A. Glynn Investments, LLC (the "JAG"), a Missouri limited liability corporation established in March 2013, is a registered securities broker-dealer. JAG is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation.

JAG is a wholly-owned subsidiary of J.A. Glynn & Co. ("J.A. Glynn") and assumed J.A. Glynn's Securities and Exchange Commission ("SEC") broker-dealer registration, FINRA membership agreement, and operation of the broker-dealer business on May 1, 2013. JAG has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. The national broker-dealer maintains a general liability insurance policy related to these clearing activities and accounts maintained with them. This agreement also requires that $100,000 of cash, securities, or combination of both, be maintained with the broker-dealer. At April 30, 2015, JAG has $100,000 included in deposit with a clearing organization relating to this requirement. The national broker-dealer also provides credit to JAG at the Cost of Funds Rate (0.25 percent at April 30, 2015), as defined in the agreement, plus 1.00 percent. The amount of credit provided is limited based on acceptability of collateral and net capital requirements.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

## Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

JAG follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair value, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority.

## Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (continued)

Carrying amounts of certain financial instruments such as cash and cash equivalents, deposit with clearing organization, receivables, due to affiliates, and accounts payable and accrued expenses approximate fair value due to their short maturities or because the terms are similar to market terms.

Cash and Cash Equivalents

JAG considers all short-term investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Securities

As of April 30, 2015, JAG classifies all securities owned as trading securities. Securities are recorded on a trade-date basis. Trading securities are carried at fair value with unrealized holding gains and losses included in earnings. Realized gains and losses are included in earnings and are derived using the average cost method for determining the cost of securities sold. Dividend and interest income is recognized when earned. Securities sold, not yet purchased, represent obligations of JAG to deliver the specified securities at the contracted price and, thereby, requires JAG to purchase the securities in the market at prevailing prices. JAG's liability for securities to be delivered is measured at their fair value as of the date of the financial statements.

Accounts Receivable

Receivables are uncollateralized obligations due under normal trade terms. JAG provides an allowance for doubtful accounts equal to the estimated losses that will be incurred in the collection of receivables, if any. When necessary, this estimate is based on historical experience coupled with a review of the current status of existing receivables. The allowance and associated receivables are reduced when the receivables are determined to be uncollectible. Currently, JAG considers these receivables to be fully collectible.

Concentration of Credit Risk

Financial instruments, which potentially subject JAG to concentrations of credit risk, consist principally of cash and cash equivalents, receivables, and securities owned. JAG maintains its cash primarily with one financial institution. Deposits at this bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. Cash and cash equivalents of approximately $1.2 million, held with a national broker-dealer, are not insured by the FDIC. JAG performs ongoing credit evaluations of its customers and maintains allowances, as needed, for potential credit losses. Although JAG is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at April 30, 2015.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

**Note 2 - Summary of Significant Accounting Policies (Continued)**

Income Taxes

JAG is a wholly owned subsidiary of J.A. Glynn. As such, JAG follows the tax accounting of J.A. Glynn and its earnings and losses are included in the income tax returns of J.A. Glynn. Income taxes are provided based on the asset and liability method of accounting. Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

JAG is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the tax returns and recognize a tax liability if JAG has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. JAG has analyzed the tax positions taken and has concluded that as of April 30, 2015, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, JAG recognizes interest and penalties related to unrecognized tax liabilities in the statement of operations and member's equity.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. JAG and J.A. Glynn are no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for years before fiscal 2012. As of and for the year ended April 30, 2015, JAG did not have a liability for any unrecognized taxes. JAG and J.A. Glynn had no examinations in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months. At April 30, 2015, the provision for income taxes consists of current taxes.

Recently Issued Accounting Pronouncements

The FASB has issued new guidance addressing revenue recognition issues and, upon its effective date, replaces almost all existing revenue recognition guidance, including industry-specific guidance, in current GAAP. The new standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers. The guidance will be required for the first fiscal year beginning after December 15, 2017.

J.A. Glynn Investments, LLC

Notes to Financial Statement

April 30, 2015

**Note 3 - Securities**

The following table sets forth by level, within the fair value hierarchy, JAG's assets and liabilities measured at fair value on a recurring basis as of April 30, 2015:

| Assets | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Common Stocks: | | | | |
| Financials | $ 74,182 | $ - | $ - | $ 74,182 |
| Consumer discretionary | 1,325 | - | - | 1,325 |
| Materials | 969 | - | - | 969 |
| Industrials | 60 | - | - | 60 |
| Total common stocks | 76,536 | - | - | 76,536 |
| Warrants and rights | 185 | - | - | 185 |
| Corporate debt | - | 163,688 | - | 163,688 |
| | $ 76,721 | $ 163,688 | $ - | $ 240,409 |

The following is a description of the valuation methodologies used for financial instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Where quoted prices are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Level 1 securities include exchange-traded mutual funds, stock warrants, and other equity securities for which there are unadjusted quoted prices in active markets.

Securities are classified in Level 2 of the valuation hierarchy based on inputs, other than unadjusted quoted market prices included in Level 1, that are directly or indirectly observable. JAG may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services, and relevant broker quotes. Consideration is given to the nature of the quotes and the relationship of recently evidenced market activity to the prices provided from independent pricing services. JAG may also use pricing models or discounted cash flows. Securities within this category consist primarily of corporate debt obligations.

In cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. The Company holds no Level 3 securities as of April 30, 2015.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while JAG believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. There have been no changes in the methodologies used at April 30, 2015.

J.A. Glynn Investments, LLC

Notes to Financial Statement

April 30, 2015

**Note 4 - Related Party Transaction**

A portion of the office lease is allocated to JAG. J.A. Glynn leases the office space from the majority stockholder of J.A. Glynn. Certain other costs associated with the office space, including, but not limited to, taxes, insurance, maintenance, repairs, restoration, and utilities are allocated to JAG using an appropriate allocation methodology. The amount owed to J.A. Glynn at April 30, 2015 was $299. Lease expense included in occupancy and equipment expense totaled $49,256 for the year ended April 30, 2015.

JAG Capital Management, LLC ("JAG CAP") is an affiliated investment advisor. JAG CAP pays JAG for services related to a wrap program and owed JAG $19,450 at April 30, 2015. JAG owed JAG CAP $7,049 at April 30, 2015 for payroll related expenses. JAG is allocated its share of certain operating expenses and pays an administrative fee to J.A. Glynn. Administrative fees are four percent of allocated expenses and include payroll, rent, and other operating expenses and are allocated on a per employee basis. Allocations have been based primarily on actual time spent by the employees with respect to each entity. JAG believes that such allocation methods are reasonable. Administrative fees for the year ended April 30, 2015 totaled $48,317.

J.A. Glynn owed JAG $142,000 at April 30, 2015 related to its allocated portion of income taxes.

**Note 5 - Net Capital Requirements**

JAG is subject to the U.S. Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital of $250,000 and requires that the ratio of aggregate indebtedness to regulatory net capital shall not exceed 15 to 1. At April 30, 2015, JAG had regulatory net capital of $1,384,115 and its ratio of aggregate indebtedness to net capital was .09 to 1.

**Note 6 - Risk Associated with Financial Instruments**

In the normal course of business, JAG's customer and clearing agent activities involve the execution and settlement of various customer security transactions. These activities may expose JAG to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and JAG must purchase or sell the financial instrument underlying the contract at a loss. JAG does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, JAG has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker, and financial institutions with which it conducts business.

**Note 7 - Commitments and Contingencies**

Litigation

In the normal course of business, the Company is subject to various claims, legal actions, and disputes. The Company provides for losses, if any, in the year in which they can be reasonably estimated. Management does not believe that there are any such matters outstanding that would have a material effect on the accompanying financial statements.

**Note 8 - Subsequent Events**

Management has evaluated subsequent events through June 5, 2015, which was the date that the financial statements were available to be issued, and has determined that there are no subsequent events to be reported.